Exhibit 1.01

Conflict Minerals Report of Carter’s, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (the “Report”) of Carter’s, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rules”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015 through December 31, 2015 (“2015 Calendar Year”).

The Company is the largest branded marketer in the United States and Canada of apparel and related products exclusively for babies and young children. The Company owns the Carter’s and OshKosh B’gosh brands, two of the most recognized brands in the marketplace. These brands are sold in leading department stores, national chains, and specialty retailers domestically and internationally. They are also sold through more than 900 Company-operated stores in the United States and Canada and on-line at www.carters.com, www.oshkoshbgosh.com, and www.cartersoshkosh.ca. The Company’s Just One You, Precious Firsts, and Genuine Kids brands are available at Target, and its Child of Mine brand is available at Walmart. Carter’s is headquartered in Atlanta, Georgia. Additional information may be found at www.carters.com.

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The minerals covered by the Rules are gold, columboite-tantalite (coltan), cassiterite, and wolframite, including their derivatives consisting of tin, tungsten, and tantalum (collectively, “Conflict Minerals”) and the countries covered by this Report (collectively, the “Covered Countries”) are the Democratic Republic of the Congo and all adjoining countries (consisting of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, and Zambia).

As described in this Report, certain of the Company’s operations contract to manufacture products in which Conflict Minerals may be necessary to the functionality or production of those products. The Company is a retailer and does not manufacture any of the products that it sells through its operations.

This Report is not audited, nor is an independent private sector audit required for this Report under the Rules and guidance from the Securities and Exchange Commission (the “SEC”).

Description of Products Covered By this Report

This report relates to Company products (the “Covered Products”):

•	for which Conflict Minerals may be necessary to the functionality or production of the products;

•	that were contracted to be manufactured by the Company; and

•	for which the manufacture was completed during the 2015 Calendar Year.

Covered Products include the following categories of the Company’s products:

Apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners.

Reasonable Country of Origin Inquiry Description

In accordance with the Rules, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the use of the Conflict Minerals which was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals.

To implement the RCOI, the Company’s direct suppliers to the Company were engaged to collect information regarding the presence and sourcing of Conflict Minerals used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence, Inc. (“Source Intelligence”).

To begin the engagement process, an introductory email was sent to our direct suppliers describing the compliance requirements and requesting Conflict Minerals information. Following the initial introductions to the program and information request, several reminder emails were sent to each non-responsive supplier requesting survey completion. Suppliers who remained non-responsive to email reminders were contacted by telephone to determine the reason for the delay and to provide further assistance for completing the request. An additional escalation process was initiated by the Company and Source Intelligence for suppliers who continued to be non-responsive after the telephone contacts described above were made.

Each supplier was asked whether the Conflict Minerals used in its products are sourced from Covered Countries and whether they were sourced from recycled or scrap sources. The information request included the use of the Conflict Minerals Reporting Template (“CMRT”) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including, incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners for listed metals, and organizations that were identified as smelters or refiners but not verified as such through further analysis and research.

A total of 343 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 94%. Of these responding suppliers, 8% responded “yes” as to having one or more of the Conflict Minerals as necessary to the functionality or production of the Covered Products.

Based on the results of our RCOI, which indicated that one or more of the Covered Products contained Conflict Minerals that may have originated in a Covered Country, we exercised continued due diligence on the source and chain of custody of those conflict minerals, as further described below.

Due Diligence

A) Design of Due Diligence Framework

The Company’s due diligence process is materially based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying supplements on gold, tin, tantalum, and tungsten (“OECD Guidance”).

The OECD Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems

Step 2: Identify and Assess Risks in the Supply Chain

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence

Step 5: Report Annually on Supply Chain Due Diligence

The Company has adopted a policy relating to Conflict Minerals which incorporates the standards set forth in the OECD Guidance and is available at http://www.carters.com in the Social Responsibility section of the website.

It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. The Company’s supply chain with respect to the Covered Products is complex and, as a retailer, includes many third parties between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase any of the Conflict Minerals from mines, smelters or refiners, nor does it manufacture any of the Covered Products. As a result, the Company must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. Furthermore, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, consistent with that belief, the Company has taken steps to try to identify the applicable smelters and refiners (“SORs”) of Conflict Minerals in its supply chain. Because the Company is a retailer and therefore a downstream company in the supply chain, its due diligence practices were tailored according to its size, ability to impact the mineral supply chain, and industry guidance for the specialty apparel industry.

B) Description of Due Diligence Measures Performed

The Company’s due diligence review consisted of the following activities undertaken by it in order to meet its obligations under the Rules:

Step	OECD Guidance	Due diligence activities performed materially based on guidance
1	Establish Strong Company Management Systems

•       Adopted and published a Conflict Minerals Policy, which is available at http://www.carters.com in the Social Responsibility section of the website.

•       Developed a comprehensive Conflict Minerals Program/Framework outlining management’s compliance initiatives with respect to the Rules.

•       Engaged Source Intelligence, a compliance solution provider, to lead information collection/inquiry efforts with the Company’s suppliers (343 suppliers identified as in-scope); received a 94% response rate.

•       Engaged direct suppliers as part of the Company’s due diligence process.

2	Identify and Assess Risks in the Supply Chain

•       Identified SORs in the supply chain, through in-scope supplier inquiries, to conduct an RCOI.

•       Evaluated supplier responses related to the stated origin of materials, as well as the products specified to contain/not contain Conflict Minerals for plausibility, consistency, and gaps.

3	Design and Implement a Strategy to Respond to Identified Risks

•       Implemented cautionary flags for supplier responses prompting additional investigation and action.

•       Incorporated relevant elements of compliance with the Rules into our master supplier agreement template.

•       Outlined a plan to incorporate any new suppliers into our existing due diligence efforts.

4	Carry out Independent Third-Party Audit of SORs Due Diligence

•      Utilized Source Intelligence’s online platform to identify each supplier’s SORs for raw materials, and verified each supplier’s SORs against independently published lists of Conflict Free Sourcing Initiative’s (“CRSI”) Conflict-Free Smelter Programs.

•      This step does not require or define audit protocols for downstream companies; however downstream companies can support these audits by supporting or joining industry organizations.

5	Report Annually on Supply Chain Due Diligence	• Filed Form SD and Conflict Minerals Report with the SEC (and posted the Conflict Minerals Report to the Company website) on May 31, 2016.

C) Due Diligence Determination

Having completed the due diligence exercise in good faith, the Company, as further discussed below, is unable to determine with certainty whether or not the Conflict Minerals necessary to the functionality or production of Covered Products are “DRC conflict free” as defined in paragraph (d)(4) of the instructions to Item 1.01 of Form SD. In these circumstances, an independent private sector audit is not required. The Company did not have any direct engagement with, or conduct any on-site visits of, any mines, smelters, or refiners and has not developed any action plans with respect to any mines, smelters, or refiners.

Smelters or Refiners and Country of Origin of Conflict Minerals

The Company requested that its suppliers use the CMRT to identify the SORs used to produce any Conflict Minerals in their products and to identify the country of origin of the Conflict Minerals. As noted above, a total of 343 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 94%. Of these responding suppliers, 8% responded yes as to having one or more of the Conflict Minerals as necessary to the functionality or production of the Covered Products.

For those SORs that are known or thought to be sourcing from a Covered Country, additional investigation was conducted by Source Intelligence to determine the source and chain of custody of the Conflict Minerals. Source Intelligence relies on the following internationally accepted audit standards to determine which SORs are considered to be “DRC conflict free:” the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewelry Council Chain of Custody Certification. If the SOR is not certified by these internationally recognized standards, Source Intelligence attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, as well as whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain of custody of its mineral ores. Source Intelligence considers whether the SOR has a documented, effective and communicated conflict free sourcing policy, and an accounting system to support a mass balance of materials processed and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. As many as three contact attempts are made by Source Intelligence to these SORs to gather information on mine country of origin and sourcing practices.

Based on these responses, the Company was able to verify the following list of SORs that were used to produce Conflict Minerals in our suppliers’ products. It should be noted that in many cases, the summarized SOR information provided to the Company by its suppliers was produced at a company or divisional level based on all of their products as a whole, rather than being limited to the specific products supplied to Carter’s. As a result, the Company was unable to determine whether all of the SORs listed below were actually in our supply chain during the Reporting Period and therefore is unable to determine with certainty whether or not the Conflict Minerals necessary to the functionality or production of Covered Products is “DRC conflict free” as defined in paragraph (d)(4) of the instructions to Item 1.01 of Form SD. Additionally, as part of its review, the Company has no evidence that any the Conflict Minerals identified came from recycled or scrap sources.

Gold

Shandong Zhaojin Gold & Silver Refinery*

The Refinery of Shandong Gold Mining Co. Ltd.*

Tin

China Tin Group Co., Ltd.*

Geijiu Non-Ferrous Metal Processing Co.

Minsur*

Nihon Kagaku Sangyo Co., Ltd.*

PT Timah (Persero), Tbk*

Yunnan Tin Company Limited*

Tungsten

None

Tantalum

None

*	Denotes SORs that have received a “conflict free” designation from an independent third party audit program as of May 31, 2016.

The Company believes the countries of origin for the conflict minerals produced by these SORs include: Australia, Bolivia, Brazil, China, the DRC, Indonesia, Japan, Malaysia, Peru, Rwanda, Thailand, and the United States of America.

Steps to be taken to Mitigate Risk

The Company will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures:

•	Continue to assess the presence of Conflict Minerals in its supply chain;

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing;

•	Increase the response rate for RCOI process;

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI Conflict-Free Smelter Program; and

•	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI Conflict-Free Smelter Program.